Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Third Fiscal Quarter Ended November 30, 2017

-Quarterly Net Revenues up by 66.3% Year-Over-Year

-Quarterly Income from Operations Increased by 102.1% Year-Over-Year

-Quarterly Non-GAAP Income from Operations Increased by 82.6% Year-Over-Year

-Quarterly Total Student Enrollments up by 85.0% Year-Over-Year

(Beijing–January 25, 2018)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2018 ended November 30, 2017.

Highlights for the Third Quarter of Fiscal Year 2018

-	Net revenues increased by 66.3% year-over-year to US$433.3 million from US$260.6 million in the same period of the prior year.
-	Income from operations increased by 102.1% to US$44.6 million from US$22.1 million in the same period of the prior year. Non-GAAP income from operations increased by 82.6% to US$56.8 million from US$31.1 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.08 and US$0.07, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.10 and US$0.09, respectively. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$1,311.0 million as of November 30, 2017, compared to US$699.7 million as of February 28, 2017.
-	Total student enrollments increased by 85.0% year-over-year to approximately 1,543,740 from approximately 834,420 in the same period of the prior year.

Highlights for the Nine Months Ended November 30, 2017

-	Net revenues increased by 66.6% year-over-year to US$1,210.9 million from US$726.8 million in the same period of the prior year.
-	Income from operations increased by 55.5% to US$141.7 million from US$91.2 million in the same period of fiscal year 2017. Non-GAAP income from operations increased by 50.8% to US$176.3 million from US$116.9 million in the same period of the prior year.
-	Net income attributable to TAL increased by 56.1% year-over-year to US$128.9 million from US$82.6 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 50.9% year-over-year to US$163.5 million from US$108.3 million in the same period of the prior year.
-	Basic and diluted net income per ADS were US$0.24 and US$0.22, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.31 and US$0.28, respectively.
-	Total student enrollments during the first nine months of fiscal year 2018 increased by 86.1% year-over-year to approximately 4,833,880 from approximately 2,598,120 in the same period of the prior year.
-	Total physical network increased from 507 learning centers in 30 cities as of February 28, 2017, to 579 learning centers in 38 cities as of November 30, 2017.

Financial and Operating Data——Third Quarter and First Nine months of Fiscal Year 2018

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended November 30,
	2016	2017	Pct. Change
Net revenues	260,553	433,265	66.3%
Operating income	22,070	44,597	102.1%
Non-GAAP operating income	31,125	56,844	82.6%
Net income attributable to TAL	13,625	40,662	198.4%
Non-GAAP net income attributable to TAL	22,681	52,909	133.3%
Net income per ADS attributable to TAL – basic	0.03	0.08	173.2%
Net income per ADS attributable to TAL – diluted	0.03	0.07	167.7%
Non-GAAP net income per ADS attributable to TAL – basic	0.05	0.10	113.6%
Non-GAAP net income per ADS attributable to TAL – diluted	0.04	0.09	112.5%
Total student enrollments in small class, one-on-one, and online courses	834,420	1,543,740	85.0%

	Nine Months Ended November 30,
	2016	2017	Pct. Change
Net revenues	726,769	1,210,918	66.6%
Operating income	91,164	141,728	55.5%
Non-GAAP operating income	116,895	176,278	50.8%
Net income attributable to TAL	82,602	128,901	56.1%
Non-GAAP net income attributable to TAL	108,332	163,451	50.9%
Net income per ADS attributable to TAL – basic	0.17	0.24	42.7%
Net income per ADS attributable to TAL – diluted	0.16	0.22	41.0%
Non-GAAP net income per ADS attributable to TAL – basic	0.22	0.31	38.0%
Non-GAAP net income per ADS attributable to TAL – diluted	0.20	0.28	37.9%
Total student enrollments in small class, one-on-one, and online courses	2,598,120	4,833,880	86.1%

“I am pleased that we managed to maintain our growth momentum, driven by the robust enrollment growth from the classroom capacity we added earlier in previous quarters. The year-over-year revenue growth of 66.3% was supported by 85.0% enrollment growth across all cities,” commented Mr. Rong Luo, TAL’s Chief Financial Officer.

Mr. Luo continued, “As our longstanding track record shows, TAL has deeply committed to exploring the possibilities of technology-based education reform. We will continue to run pilots in AI and other cutting-edge areas of EDTECH, to create innovative ways to better serve our customers.”

Financial Results for the Third Quarter of Fiscal Year 2018

Net Revenues

In the third quarter of fiscal year 2018, TAL reported net revenues of US$433.3 million, representing a 66.3% increase from US$260.6 million in the third quarter of fiscal year 2017. The increase was mainly driven by an increase in total student enrollments, which increased by 85.0% to approximately 1,543,740 from approximately 834,420 in the same period of the prior year. The increase in total student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the third quarter of fiscal year 2018, operating costs and expenses were US$389.3 million, a 63.0% increase from US$238.8 million in the third quarter of fiscal year 2017. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$377.0 million, a 64.1% increase from US$229.8 million in the third quarter of fiscal year 2017.

Cost of revenues increased by 67.7% to US$221.1 million, from US$131.9 million in the third quarter of fiscal year 2017. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 67.6% to US$221.0 million from US$131.8 million in the third quarter of fiscal year 2017.

Selling and marketing expenses increased by 75.4% to US$61.8 million from US$35.2 million in the third quarter of fiscal year 2017. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 75.7% to US$60.5 million from US$34.4 million in the third quarter of fiscal year 2017. The increase of selling and marketing expenses in the third quarter of fiscal year 2018 was primarily a result of a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the year-ago period, as well as more marketing promotion activities mainly in brand enhancement.

General and administrative expenses increased by 47.8% to US$106.0 million from US$71.7 million in the third quarter of fiscal year 2017. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the year-ago period and a rise in compensation to our general and administrative personnel, as well as an increase in rental cost. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 49.9% to US$95.2 million from US$63.5 million in the third quarter of fiscal year 2017.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 35.2% to US$12.2 million in the third quarter of fiscal year 2018 from US$9.1 million in the same period of fiscal year 2017.

Gross Profit

Gross profit increased by 64.9% to US$212.2 million from US$128.7 million in the third quarter of fiscal year 2017.

Income from Operations

Income from operations increased by 102.1% to US$44.6 million from US$22.1 million in the third quarter of fiscal year 2017. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 82.6% to US$56.8 million from US$31.1 million in the third quarter of fiscal year 2017.

Other (expenses)/income

Other income was US$5.4 million for the third quarter of fiscal year 2018, compared to other expense of US$0.7 million in the third quarter of fiscal year 2017. Other income in the third quarter of fiscal year 2018 was mainly due to gains from the disposal of investments.

Impairment loss on long-term investments

Impairment loss on long-term investments was US$1.5 million in the third quarter of fiscal year 2018, compared to US$3.8 million in the third quarter of fiscal year 2017. Impairment loss on long-term investments was mainly due to the other-than-temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$11.4 million in the third quarter of fiscal year 2018, compared to US$3.1 million in the third quarter of fiscal year 2017. The increase was mainly due to increase in income before provision for income tax and loss from equity method investments.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 198.4% to US$40.7 million from US$13.6 million in the third quarter of fiscal year 2017. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 133.3% to US$52.9 million from US$22.7 million in the third quarter of fiscal year 2017.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.08 and US$0.07, respectively in the third quarter of fiscal year 2018. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.10 and US$0.09, respectively.

Capital Expenditures

Capital expenditures for the third quarter of fiscal year 2018 were US$28.3 million, representing an increase of US$11.2 million from US$17.1 million in the third quarter of fiscal year 2017. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company's teaching facilities and mobile network research and development.

Cash, Cash Equivalents and Short-Term Investments

As of November 30, 2017, the Company had US$1,126.6 million of cash and cash equivalents and US$184.3 million of short-term investments, compared to US$470.2 million of cash and cash equivalents and US$229.5 million of short-term investments as of February 28, 2017.

Deferred Revenue

As of November 30, 2017, the Company’s deferred revenue balance was US$1,074.9 million, compared to US$679.9 million as of November 30, 2016, representing an increase of 58.1%. Deferred revenue primarily consisted of the tuition collected in advance for the fall semester, winter semester and spring semester of Xueersi Peiyou small classes, as well as the deferred revenue related to other businesses.

Financial Results for the First Nine Months of Fiscal Year 2018

Net Revenues

For the first nine months of fiscal year 2018, TAL reported net revenues of US$1,210.9 million, representing a 66.6% increase from US$726.8 million in the first nine months of fiscal year 2017. The increase was mainly driven by an increase in total student enrollments, which increased by 86.1% to approximately 4,833,880 from approximately 2,598,120 in the same period of the prior year. The increase in total student enrollments was driven primarily by the increase in total student enrollments, primarily from small class offerings and online courses.

Operating Costs and Expenses

In the first nine months of fiscal year 2018, operating costs and expenses were US$1,073.7 million, a 68.1% increase from US$638.7 million in the first nine months of fiscal year 2017. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,039.1 million, a 69.5% increase from US$613.0 million in the first nine months of fiscal year 2017.

Cost of revenues increased by 74.5% to US$635.6 million from US$364.2 million in the first nine months of fiscal year 2017. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 74.5% to US$635.4 million from US$364.2 million in the first nine months of fiscal year 2017.

Selling and marketing expenses increased by 86.1% to US$163.8 million from US$88.0 million in the first nine months of fiscal year 2017. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 86.9% to US$160.0 million from US$85.6 million in the first nine months of fiscal year 2017. The increase of selling and marketing expenses in the first nine months of fiscal year 2018 was primarily a result of a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the year-ago period, as well as more marketing promotion activities mainly in brand enhancement.

General and administrative expenses increased by 46.9% to US$273.9 million from US$186.5 million in the first nine months of fiscal year 2017. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the year-ago period and a rise in compensation to our general and administrative personnel, as well as an increase in rental cost. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 49.1% to US$243.4 million from US$163.2 million in the first nine months of fiscal year 2017.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 34.3% to US$34.6 million in the first nine months of fiscal year 2018 from US$25.7 million in the same period of fiscal year 2017.

Gross Profit

Gross profit increased by 58.7% to US$575.3 million from US$362.5 million in the first nine months of fiscal year 2017.

Income from Operations

Income from operations increased by 55.5% to US$141.7 million from US$91.2 million in the first nine months of fiscal year 2017. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 50.8% to US$176.3 million from US$116.9 million in the first nine months of fiscal year 2017.

Other (expenses)/income

Other income was US$14.2 million for the first nine months of fiscal year 2018, compared to other income of US$23.1 million in the first nine months of fiscal year 2017. Other income for the first nine months of fiscal year 2018 was mainly due to gains from the disposal of investments. Other income for the first nine months of fiscal year 2017 was mainly due to a gain from remeasuring the fair value of the previously held equity interests in an acquiree at its acquisition date fair value during a business combination achieved in stages.

Impairment loss on long-term investments

Impairment loss on long-term investments was US$2.2 million for the first nine months of fiscal year 2018, compared to US$6.0 million for the first nine months of fiscal year 2017. Impairment loss on long-term investments was mainly due to the other-than-temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$35.9 million in the first nine months of fiscal year 2018, compared to US$25.1 million in the first nine months of fiscal year 2017.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 56.1% to US$128.9 million from US$82.6 million in the first nine months of fiscal year 2017. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 50.9% to US$163.5 million from US$108.3 million in the first nine months of fiscal year 2017.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.24 and US$0.22, respectively, in the first nine months of fiscal year 2018. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.31 and US$0.28, respectively.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fourth quarter of fiscal year 2018 are expected to be between US$474.5 million and US$480.8 million, representing an increase of 50% to 52% on a year-over-year basis, assuming no material change in exchange rates.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2018 ended November 30, 2017 at 8:00 a.m. U.S. Eastern Time on January 25, 2018 (9:00 p.m. Beijing time on January 25, 2018).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- International toll:	+65-6713-5090
Conference ID:	2279489

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 7:59 a.m. U.S. Eastern time, February 2, 2018 (8:59 p.m. Beijing time, February 2, 2018).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	2279489

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2018 and the fiscal year ending February 28, 2018, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 579 physical learning centers as of November 30, 2017, located in 38 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou, Hefei, Xiamen, Lanzhou, Dalian, Changchun, Guiyang, Dongguan, Changzhou, Xuzhou, Nantong, Foshan, Zhenjiang, Shaoxing and Yangzhou. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2017	As of November 30, 2017
ASSETS

Current assets
Cash and cash equivalents	$470,217,004	$1,126,642,148
Restricted cash-current	2,732,559	2,164,377
Short-term investments	229,456,397	184,326,187
Inventory	2,823,039	5,559,978
Amounts due from related parties-current	3,424,285	3,248,237
Income tax receivables	2,244,898	15,109,152
Prepaid expenses and other current assets	160,222,823	109,587,569
Total current assets	871,121,005	1,446,637,648
Restricted cash-non-current	5,660,713	8,971,005
Property and equipment, net	154,306,718	230,020,719
Deferred tax assets-non-current	16,188,301	20,691,570
Rental deposits	32,659,360	43,493,779
Intangible assets, net	37,966,808	39,600,719
Goodwill	267,162,685	285,018,179
Long-term investments	347,732,444	423,450,302
Long-term prepayments and other non-current assets	96,107,917	105,649,113
Total assets	$1,828,905,951	$2,603,533,034

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 20,905,226 and 51,700,253 as of February 28, 2017, and November 30, 2017, respectively)	$22,637,199	$55,557,044
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 465,944,822 and 1,023,169,868 as of February 28, 2017, and November 30, 2017, respectively)	504,147,032	1,069,144,179
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 192,785 and 2,752,940 as of February 28, 2017, and November 30, 2017, respectively)	3,042,785	5,783,378
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 90,834,954 and 147,141,374 as of February 28, 2017, and November 30, 2017, respectively)	116,830,290	182,136,803
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 15,204,900 and 19,039,495 as of February 28, 2017, and November 30, 2017, respectively)	20,483,037	28,062,871
Total current liabilities	667,140,343	1,340,684,275
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 14,726,473 and 5,715,904 as of February 28, 2017, and November 30, 2017, respectively)	14,726,473	5,715,904
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2017, and November 30, 2017, respectively)	2,840,000	3,155,767
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 13,063,488 and 14,924,375 as of February 28, 2017, and November 30, 2017, respectively)	13,185,886	15,166,254
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2017, and November 30, 2017, respectively)	225,148,918	24,508,000
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of nil and 4,462,097 as of February 28, 2017, and November 30, 2017, respectively)	-	4,462,097
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2017, and November 30, 2017, respectively)	225,000,000	225,000,000
Total liabilities	1,148,041,620	1,618,692,297

TAL Education Group Shareholders’ Equity
Class A common shares	93,131	110,270
Class B common shares	71,456	70,556
Additional paid-in capital	141,968,264	357,167,852
Statutory reserve	28,407,421	28,407,421
Retained earnings	417,835,502	505,570,942
Accumulated other comprehensive income	55,869,132	74,052,205
Total TAL Education Group’s equity	644,244,906	965,379,246
Noncontrolling interest	36,619,425	19,461,491
Total equity	680,864,331	984,840,737
Total liabilities and equity	$1,828,905,951	$2,603,533,034

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2016	2017	2016	2017
Net revenues	$260,552,500	$433,265,168	$726,768,875	$1,210,918,283
Cost of revenues	131,868,712	221,101,762	364,234,954	635,636,148
Gross profit	128,683,788	212,163,406	362,533,921	575,282,135
Operating expenses (note 1)
Selling and marketing	35,236,057	61,801,641	87,979,800	163,754,616
General and administrative	71,715,676	106,000,685	186,488,899	273,943,749
Impairment loss on intangible assets and goodwill	-	357,762	-	357,762
Total operating expenses	106,951,733	168,160,088	274,468,699	438,056,127
Government subsidies	337,487	593,506	3,099,094	4,501,503
Income from operations	22,069,542	44,596,824	91,164,316	141,727,511
Interest income	3,884,150	8,249,392	11,721,610	26,485,071
Interest expense	(3,791,536)	(3,906,460)	(8,346,747)	(13,001,338)
Other (expenses)/income	(661,721)	5,369,895	23,125,398	14,175,932
Impairment loss on long-term investments	(3,769,650)	(1,513,088)	(5,981,292)	(2,212,836)
Income before provision for income tax and loss from equity method investments	17,730,785	52,796,563	111,683,285	167,174,340
Provision for income tax	(3,053,243)	(11,388,652)	(25,128,529)	(35,942,430)
Loss from equity method investments	(2,351,086)	(1,790,499)	(6,191,219)	(5,037,833)
Net income	12,326,456	39,617,412	80,363,537	126,194,077
Add: Net loss attributable to noncontrolling interest	1,299,005	1,044,425	2,238,337	2,707,197
Total net income attributable to TAL Education Group	$13,625,461	$40,661,837	$82,601,874	$128,901,274
Net income per common share
Basic	$0.08	$0.23	$0.51	$0.73
Diluted	0.08	0.21	0.47	0.66
Net income per ADS (note 2)
Basic	$0.03	$0.08	$0.17	$0.24
Diluted	0.03	0.07	0.16	0.22
Weighted average shares used in calculating net income per common share
Basic	162,852,524	177,882,195	162,256,681	177,388,055
Diluted	172,359,338	193,855,487	188,466,059	198,821,015

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30,		Ended November 30,
	2016	2017	2016	2017
Cost of revenues	$44,655	$111,850	$67,993	$253,387
Selling and marketing	812,288	1,329,977	2,350,914	3,705,576
General and administrative	8,198,227	10,805,016	23,311,326	30,591,134
Total	$9,055,170	$12,246,843	$25,730,233	$34,550,097

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income

(In U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2016	2017	2016	2017
Net income	$12,326,456	$39,617,412	$80,363,537	$126,194,077
Other comprehensive (loss)/income, net of tax	(12,385,172)	(13,116,159)	51,962,294	18,183,073
Comprehensive (loss)/income	(58,716)	26,501,253	132,325,831	144,377,150
Add: Comprehensive loss attributable to noncontrolling interest	2,697,983	1,044,425	3,702,739	2,707,197
Comprehensive income attributable to TAL Education Group	$2,639,267	$27,545,678	$136,028,570	$147,084,347

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2016	2017	2016	2017

Cost of revenues	$131,868,712	$221,101,762	$364,234,954	$635,636,148
Share-based compensation expense in cost of revenues	44,655	111,850	67,993	253,387
Non-GAAP cost of revenues	131,824,057	220,989,912	364,166,961	635,382,761

Selling and marketing expenses	35,236,057	61,801,641	87,979,800	163,754,616
Share-based compensation expense in selling and marketing expenses	812,288	1,329,977	2,350,914	3,705,576
Non-GAAP selling and marketing expenses	34,423,769	60,471,664	85,628,886	160,049,040

General and administrative expenses	71,715,676	106,000,685	186,488,899	273,943,749
Share-based compensation expense in general and administrative expenses	8,198,227	10,805,016	23,311,326	30,591,134
Non-GAAP general and administrative expenses	63,517,449	95,195,669	163,177,573	243,352,615

Operating costs and expenses	238,820,445	389,261,850	638,703,653	1,073,692,275
Share-based compensation expense in operating costs and expenses	9,055,170	12,246,843	25,730,233	34,550,097
Non-GAAP operating costs and expenses	229,765,275	377,015,007	612,973,420	1,039,142,178

Income from operations	22,069,542	44,596,824	91,164,316	141,727,511
Share based compensation expenses	9,055,170	12,246,843	25,730,233	34,550,097
Non-GAAP income from operations	31,124,712	56,843,667	116,894,549	176,277,608

Net income attributable to TAL Education Group	13,625,461	40,661,837	82,601,874	128,901,274
Share based compensation expenses	9,055,170	12,246,843	25,730,233	34,550,097
Non-GAAP net income attributable to TAL Education Group	$22,680,631	$52,908,680	$108,332,107	$163,451,371
Net income per ADS
Basic	$0.03	$0.08	$0.17	$0.24
Diluted	0.03	0.07	0.16	0.22
Non-GAAP Net income per ADS
Basic	$0.05	$0.10	$0.22	$0.31
Diluted	0.04	0.09	0.20	0.28

ADSs used in calculating net income per ADS
Basic	488,557,573	533,646,584	486,770,042	532,164,166
Diluted	517,078,014	581,566,462	565,398,177	596,463,046

ADSs used in calculating Non-GAAP net income per ADS
Basic	488,557,573	533,646,584	486,770,042	532,164,166
Diluted	569,577,216	581,566,462	565,398,177	596,463,046